Exhibit 99.3

RIGS Haynesville Partnership Co.

Consolidated Financial Statements
December 31, 2010 and 2009
With Independent Auditors' Report Thereon

RIGS Haynesville Partnership Co.

Table of Contents

Page
Report of Independent Auditors	2
Consolidated Balance Sheet as of December 31, 2010 and 2009	3
Consolidated Income Statement for the year ended December 31, 2010 and the periods from March 18, 2009 to December 31, 2009, and from January 1, 2009 to March 17, 2009	4
Consolidated Cash Flow Statement for the year ended December 31, 2010 and the periods from March 18, 2009 to December 31, 2009, and from January 1, 2009 to March 17, 2009	5
Consolidated Statements of Partners' Capital for the year ended December 31, 2010 and for the period from March 18, 2009 to December 31, 2009, and Statement of Member's Interest for the period from January 1, 2009 to March 17, 2009	6
Notes to Consolidated Financial Statements	7-11

Report of Independent Registered Public Accounting Firm

The Partners
RIGS Haynesville Partnership Co.:

We have audited the accompanying consolidated balance sheets of RIGS Haynesville Partnership Co. (the Partnership or Successor) as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows, and partners’ capital for the year ended December 31, 2010 and for the period from March 18, 2009 to December 31, 2009. Further, we have audited the statements of income, cash flows, and member’s interest of Regency Intrastate Gas LLC (the Predecessor) for the period from January 1, 2009 to March 17, 2009. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RIGS Haynesville Partnership Co. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended December 31, 2010 and for the period from March 18, 2009 to December 31, 2009, and the results of Regency Intrastate Gas LLC’s operations and cash flows for the period from January 1, 2009 to March 17, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas
February 18, 2011

RIGS Haynesville Partnership Co.
Consolidated Balance Sheets
(Amounts in United States Dollars)
	December 31, 2010	December 31, 2009
ASSETS
Current Assets
Cash and cash equivalents	$819,015	$1,516,010
Restricted cash, current	—	23,254,642
Trade accounts receivable, net of allowance of $35,382 and $3,669	12,749,294	3,958,092
Accrued revenues	14,756,202	3,587,580
Related party receivables	813,917	2,300,921
Other current assets	935,854	4,622,125
Total current assets	30,074,282	39,239,370

Restricted Cash, non-current	—	33,595,346

Property, Plant and Equipment:
Transmission systems	724,112,495	175,104,698
Compression equipment	60,294,220	25,604,819
Right of way	71,035,785	27,651,219
Other property, plant and equipment	23,850,595	8,054,855
Construction-in-process	46,937,997	632,344,065
Total property, plant and equipment	926,231,092	868,759,656
Less accumulated depreciation	(37,339,456)	(7,190,143)
Property, plant and equipment, net	888,891,636	861,569,513

Other Assets:
Other assets, net of accumulated amortization of $259,896 and $65,469	370,812	391,402
Intangible assets, net of accumulated amortization of $2,810,161 and $1,238,161	28,629,839	30,201,839
Goodwill	119,161,140	119,161,140
Total other assets	148,161,791	149,754,381

TOTAL ASSETS	$1,067,127,709	$1,084,158,610

LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities:
Trade accounts payable	$8,667,587	$20,438,975
Related party payables	5,537,278	6,085,869
Other current liabilities	605,091	4,442,128
Total current liabilities	14,809,956	30,966,972

Long-term Debt	33,000,000	—

Commitments and Contingencies

Partners' Capital	1,019,317,753	1,053,191,638

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$1,067,127,709	$1,084,158,610

See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Consolidated Income Statements
(Amounts in United States Dollars)	RIGS Haynesville Partnership Co.		Regency Intrastate Gas LLC
	Year Ended December 31, 2010	Period from March 18, 2009 to December 31, 2009	Period from January 1, 2009 to March 17, 2009
REVENUES
Transportation and other fees	$156,553,183	$26,659,371	$7,224,854
Gas sales	5,865,090	3,442,931	2,405,453
Related party revenues	14,178,841	13,380,326	7,146,425
Total revenues	176,597,114	43,482,628	16,776,732

OPERATING COSTS AND EXPENSES
Cost of sales, including related party amounts of $2,061,828, $3,136,027 and $5,314,637	2,250,369	3,146,527	5,314,637
Operation and maintenance, including related party amounts of $5,000,453, $2,486,102 and $579,268	17,760,341	6,910,100	1,724,908
Gain on asset sales, net	(652)	—	—
General and administrative, including related party amounts of $16,733,333, $4,725,806 and $0	17,758,634	5,680,413	20,347
Depreciation	30,224,970	7,275,524	3,057,912
Amortization	1,572,000	1,238,161	57,913
Total operating costs and expenses	69,565,662	24,250,725	10,175,717

(Gain) loss on insurance settlement	(135,851)	675,000	—
OPERATING INCOME	107,167,303	18,556,903	6,601,015

Interest expense	(525,517)	(158,012)	—
Other income, net	95,018	1,334,825	—
NET INCOME	$106,736,804	$19,733,716	$6,601,015
See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Consolidated Cash Flow Statements
(Amounts in United States Dollars)	RIGS Haynesville Partnership Co.		Regency Intrastate Gas LLC
	Year Ended December 31, 2010	Period from March 18, 2009 to December 31, 2009	Period from January 1, 2009 to March 17, 2009
OPERATING ACTIVITIES
Net income	$106,736,804	$19,733,716	$6,601,015
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization, including debt issuance cost amortization	31,991,397	8,579,154	3,115,825
(Gain) loss on insurance settlement	(135,851)	675,000	—
Gain on aid-in-construction	(49,301)	—	—
Gain on asset sales, net	(652)	—	—
Cash flow changes in current assets and liabilities:
Trade accounts receivable and related party receivables	(8,925,598)	(802,393)	(5,130,437)
Accrued revenues	(11,168,622)	(3,056,803)	1,934,728
Other current assets	(424,259)	307,363	98,657
Trade accounts payable and related party payables	2,822,039	1,086,356	(635,481)
Other current liabilities	(3,837,038)	2,050,233	(2,616,439)
Net cash flows provided by operating activities	117,008,919	28,572,626	3,367,868

INVESTING ACTIVITIES
Net proceeds from insurance settlement on property, plant and equipment	4,047,791	3,500,000	—
Changes in restricted cash	56,849,988	(56,849,988)	—
Capital expenditures	(70,964,388)	(603,139,683)	(3,367,868)
Proceeds from assets sales	145,220	—	—
Net cash flows used in investing activities	(9,921,389)	(656,489,671)	(3,367,868)

FINANCING ACTIVITIES
Net borrowings under revolving credit facility	33,000,000	—	—
Debt issuance costs	(173,836)	(456,871)	—
Partner contributions	47,000,000	653,000,000	—
Partner distributions	(187,610,689)	(23,110,074)	—
Net cash flows used in financing activities	(107,784,525)	629,433,055	—

Net change in cash and cash equivalents	(696,995)	1,516,010	—

Cash and cash equivalents at beginning of period	1,516,010	—	—

Cash and cash equivalents at end of period	$819,015	$1,516,010	$—

Supplemental cash flow information:
Non-cash capital expenditures	$10,296,470	$25,438,488	$80,607,803
Interest paid	318,941	92,196	—
Contribution of equity interests	—	403,567,996	—
See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Statement of Member's Interest and Consolidated Statements of Partners' Capital
(Amounts in United States Dollars)
	Member's Interest	Partners' Capital	Total
Regency Intrastate Gas LLC
Balance at January 1, 2009	$310,008,267	$—	$310,008,267
Net income from January 1, 2009 to March 17, 2009	6,601,015	—	6,601,015
Net decrease in member's interest	(52,688,404)	—	(52,688,404)
Balance at March 17, 2009	263,920,878	—	263,920,878
Conversion of member's interest	(263,920,878)	—	(263,920,878)
	—	—	—
RIGS Haynesville Partnership Co.
Partner contributions on March 18, 2009	—	1,056,567,996	1,056,567,996
Partner distributions	—	(23,110,074)	(23,110,074)
Net income from March 18, 2009 to December 31, 2009	—	19,733,716	19,733,716
Balance at December 31, 2009	—	1,053,191,638	1,053,191,638
Partner distributions	—	(187,610,689)	(187,610,689)
Partner contributions	—	47,000,000	47,000,000
Net income	—	106,736,804	106,736,804
Balance at December 31, 2010	$—	$1,019,317,753	$1,019,317,753
See accompanying notes to consolidated financial statements

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)
1. Organization and Basis of Presentation
Organization. The consolidated financial statements presented herein reflect the results of RIGS Haynesville Partnership Co. (“Partnership”), a Delaware general partnership, and its predecessor, Regency Intrastate Gas LLC (“Predecessor”). The Partnership was formed on March 17, 2009, as a joint venture by and among Alinda Gas Pipeline I, L.P. and Alinda Gas Pipeline II, L.P. (“Alinda Investors”), Regency Haynesville Intrastate Gas LLC (“Regency HIG”), an indirect 100 percent owned subsidiary of Regency Energy Partners LP (“Regency”), and EFS Haynesville, LLC. Regency, through Regency HIG, contributed its equity interests in the Predecessor, valued at $401,355,838, to the Partnership in exchange for a 38 percent general partner interest. EFS Haynesville, LLC and the Alinda Investors contributed $126,928,160 and $528,283,998 in cash, respectively, to the Partnership in return for a 12 percent and a 50 percent general partner interest, respectively. Immediately prior to the contribution, the Predecessor was converted from a limited liability company to a limited partnership named Regency Intrastate Gas LP (“RIG”). Upon the completion of the Partnership contribution, RIG became a 100 percent owned subsidiary of the Partnership.

The total purchase price of $1,056,567,996 was allocated as follows:

At March 18, 2009
Restricted cash	$653,000,000
Current assets	8,439,418
Gathering and transmission systems	175,261,520
Compression equipment	33,229,085
Right of way	27,744,270
Other property, plant and equipment	8,163,985
Construction-in-progress	82,453,276
Customer contracts	31,440,000
Goodwill*	119,161,140
Accrued payables**	(80,607,803)
Other current liability	(1,716,895)
Net assets acquired	$1,056,567,996

*	Goodwill recognized was primarily attributed to the anticipated growth potential in the Haynesville Shale region, where the Partnership's intrastate pipeline system is located.

**	Accrued payables represented the construction-in-progress that the Partnership purchased from Regency upon formation.
On September 2, 2009, Regency increased its ownership percentage in the Partnership to 43 percent by purchasing five percent of EFS Haynesville, LLC's partnership interest for $63,000,000. On April 28, 2010, Regency further increased its ownership percentage in the Partnership to 49.99 percent by purchasing 6.99 percent of EFS Haynesville, LLC's partnership interest for $92,086,857.
The Partnership was formed to finance the construction and development of the expansion of the Predecessor's intrastate natural gas pipeline system (the “Haynesville Expansion Project”). After the Partnership was formed, it announced an additional extension of the system known as the Red River Lateral. Both the Haynesville Expansion Project and the Red River Lateral were completed in January 2010.
The Partnership and its subsidiaries are primarily engaged in the business of transporting natural gas.
Basis of presentation. The consolidated financial statements of the Partnership and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of all controlled subsidiaries after the elimination of all intercompany accounts and transactions.

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)
2. Summary of Significant Accounting Policies
Use of Estimates. These consolidated financial statements have been prepared in conformity with GAAP which necessarily includes the use of estimates and assumptions by management that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities that exist at the dates of the financial statements. Although these estimates are based on management's available knowledge of current and expected future events, actual results could be different from those estimates.
Cash and cash equivalents. Cash and cash equivalents include temporary cash investments with original maturities of three months or less.
Restricted cash. Cash contributed by the partners can only be used in the capital expenditures related to the Haynesville Expansion Project and the Red River Lateral, thus is classified as restricted cash. Restricted cash is excluded from current assets on the consolidated balance sheet, except for the portion that relates to liabilities accrued for as of December 31, 2009, which was included in current assets. Subsequent to the completion of the Haynesville Expansion Project and the Red River Lateral, the Partnership distributed the remaining restricted cash amount of $40,000,000 to the partners.
Accounts Receivable, Accrued Revenue and Allowance for Doubtful Accounts. Accounts receivable consist principally of trade receivables from customers and are generally unsecured. Accrued revenue represents the revenues earned in the current month but billed in the following month. The Partnership periodically assesses accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on historical collection experience, aging of the accounts receivable balances, current economic conditions, historical write-off experience, and each specific customer's ability to meet its financial obligations to the Partnership.
Property, Plant and Equipment. Property, plant and equipment is recorded at historical cost of construction, or, upon acquisition, the fair value of the assets acquired. Gains or losses on sales or retirements of assets are included in operating income unless the disposition is treated as discontinued operations. Gas to maintain pipeline minimum pressures is capitalized, not subject to depreciation, and classified as property, plant and equipment. The costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Expenditures to extend the useful lives of the assets are capitalized.
The Partnership accounts for its asset retirement obligations in accordance with the Asset Retirement Obligation Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). The guidance requires the Partnership to recognize on its balance sheet the net present value of any legally binding obligation to remove or remediate the physical assets that it retires from service, as well as any similar obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Partnership. While the Partnership is obligated under contractual agreements to remove certain facilities upon their retirement, management is unable to reasonably determine the fair value of such asset retirement obligations because the settlement dates, or ranges thereof, were indeterminable and could range up to 95 years. An asset retirement obligation will be recorded in the periods wherein management can reasonably determine the settlement dates.
Depreciation of property, plant and equipment is recorded on a straight-line basis over the following estimated useful lives:

Functional Class of Property	Useful Lives (Years)
Transmission systems	30
Compression equipment	15
Right of way	30
Other property, plant and equipment	15-35
Other assets. Other assets consist of costs related to establishing and modifying the revolving credit facility, which are capitalized and amortized to interest expense, net over the term of the related revolving credit facility.

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)
Intangible Assets. Intangible assets are customer contracts and are amortized on a straight line basis over their estimated useful lives of 20 years, which is the period over which these contracts are expected to contribute directly or indirectly to the Partnership's future cash flows. The remaining amortization period for customer contracts is 18 years. The expected amortization of the intangible assets is $1,572,000 for each of the five succeeding years.
The Partnership assesses long-lived assets, including property, plant and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amounts exceed the fair value of the asset. The Partnership did not record any impairment for the year ended December 31, 2010, or for the periods from January 1, 2009 to March 17, 2009 or from March 18, 2009 to December 31, 2009.
Goodwill. Goodwill represents the excess of purchase price over the fair value of the net assets. Goodwill is not amortized, but is tested for impairment annually based on the carrying values as of October 1, or more frequently if impairment indicators arise that suggest the carrying value of goodwill may not be recovered. Impairment occurs when the carrying amount of a reporting unit exceeds its fair value. At the time it is determined that an impairment has occurred, the carrying value of the goodwill is written down to its fair value. To estimate the fair value, the Partnership makes estimates and judgments about future cash flows, as well as to revenues, cost of sales, operating expenses, capital expenditures and net working capital based on assumptions that are consistent with the Partnership's most recent forecast. No impairment was indicated for the year ended December 31, 2010, or for the periods from January 1, 2009 to March 17, 2009 or from March 18, 2009 to December 31, 2009.
Gas Imbalances. Quantities of over or under deliveries related to imbalance agreements are recorded monthly as other current assets or other current liabilities using the current market prices or the weighted average prices. Within certain volumetric limits determined at the sole discretion of the creditor, these imbalances are generally settled by deliveries of natural gas. Net imbalance settlement gains with third party customers are recorded as gas sales in the consolidated income statements. Imbalance receivables included in other current assets as of December 31, 2010 and 2009, were $480,162 and $67,448, respectively. Imbalance payables included in other current liabilities as of December 31, 2010 and 2009, were $346,411 and $1,105,567, respectively.
Fair Value Measures. On January 1, 2008, the Predecessor adopted the Fair Value Measurement Topic of the FASB ASC for financial assets and liabilities and on January 1, 2009, the Predecessor applied the fair value measurement provisions to non-financial assets and liabilities, such as goodwill, indefinite-lived intangible assets, property, plant and equipment and asset retirement obligations. These provisions define fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. These provisions establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1- unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Partnership;
Level 2- inputs that are observable in the marketplace other than those classified as Level 1; and
Level 3- inputs that are unobservable in the marketplace and significant to the valuation.
Entities are encouraged to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.
As of December 31, 2010 and 2009, the Partnership did not have financial instruments whose fair value were determined using available market information and valuation methodologies. The Partnership's financial instruments, which consist of trade accounts receivable and trade accounts payable are short-term in nature. Accordingly, the carrying amount of these financial instruments approximates fair value.

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)
Revenue Recognition. The Partnership earns revenues from (i) natural gas transportation and (ii) domestic sales of natural gas. Revenues associated with transportation fees are recognized when the service is provided. Sales of natural gas are recognized as revenue when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery occurs.
Income Taxes. The Partnership is a tax pass through entity, and, therefore, is generally not subject to income taxes. The Partnership follows the guidance for uncertainties in income taxes and did not identify or record any uncertain tax positions not meeting the more likely than not standard as of December 31, 2010 and 2009.
Comprehensive Income. For the year ended December 31, 2010 and the periods from January 1, 2009 to March 17, 2009, and from March 18, 2009 to December 31, 2009, comprehensive income equaled net income.
3. Debt
On July 27, 2009, RIG entered into a $25,000,000 revolving credit facility that expires on July 27, 2012, to primarily fund the Partnership's working capital needs. On June 28, 2010, RIG amended the credit facility agreement to:

•	extend the maturity date to July 27, 2013 from July 27, 2012;

•	increase the revolving credit maximum amount to $50,000,000 from $25,000,000; and

•	modify the applicable margin defined in the credit facility agreement.
The outstanding balance under the revolving credit facility bears interest at the London Interbank Offered Rate plus a margin or the Prime Referenced Rate as defined in the revolving credit facility agreement plus a margin. The average interest rate for the year ended December 31, 2010 and for the period from March 18, 2009 to December 31, 2009 were 2.09 and 2.11 percent, respectively. The revolving credit facility is secured by substantially all of RIG's assets.
4. Related Party Transactions
The Partnership provides transportation services, purchases and sells natural gas and settles gas imbalances with certain Regency affiliates. For the year ended December 31, 2010 and for the periods from January 1, 2009 to March 17, 2009, and from March 18, 2009 to December 31, 2009, related party revenues and related party cost of sales were primarily the results of these transactions.
Upon the Partnership formation in March 2009, the Partnership purchased construction-in-progress related to the Haynesville Expansion Project from Regency, at the cost of $80,607,803.
Under a Master Services Agreement between Regency and the Partnership, Regency operates and provides all employees and services for the operation and management of the Partnership. Under this agreement, the Partnership paid Regency $500,000 monthly as a reimbursement of its general and administrative costs. On December 18, 2009, the reimbursement amount was amended to $1,400,000 per month effective on the first calendar day in the month subsequent to mechanical completion of the Haynesville Expansion Project (February 1, 2010), subject to an annual adjustment beginning March 1, 2011. For the year ended December 31, 2010 and for the period from March 18, 2009 to December 31, 2009, related party general and administrative expenses charged by Regency were $16,733,333 and $4,725,806, respectively.
The Partnership has several gas compression service agreements with CDM Resource Management LLC (“CDM”), a wholly owned subsidiary of Regency. For the year ended December 31, 2010 and for the periods from January 1, 2009 to March 17, 2009, and from March 18, 2009 to December 30, 2009, related party operating and maintenance expenses were primarily results of this charge.
The Partnership purchased $10,201,303 and $11,523,801 of property, plant and equipment from CDM during the year ended December 31, 2010 and the period from March 18, 2009 to December 31, 2009, respectively.

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in United States Dollars, unless otherwise indicated)
5. Eastside Compressor Fire
In May 2009, a compressor fire occurred at the Eastside compressor station. The total loss related to the fire was $8,086,940, of which the Partnership received $7,547,791 from insurance reimbursement, and recorded a loss of $539,149. The Partnership estimated a loss of $675,000 in 2009 and recorded a reduction of previously recognized loss of $135,851 in 2010 as a result of the final insurance settlement.
6. Subsequent Events
On February 7, 2011, the Partnership increased its revolving credit facility from $50,000,000 to $100,000,000, and extended the maturity date from July 27, 2013 to July 27, 2014.